Exhibit 15.3

POINTER TELOCATION LTD. AND SUBSIDIARIES

Schedule II – Allowance for Doubtful Accounts

(U.S. dollars in thousands)

Changes in the allowance for doubtful accounts during 2012 and 2011 are as follows:

	Year ended December 31,
	2012	2011

Balance at beginning of the year	$1,383	$1,439
Deductions during the year	(722)	(196)
Charged to expenses	209	206
Foreign currency translation adjustment	4	(66)

Balance at end of year	$874	$1,383